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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27564

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **J.V. DELANEY & ASSOCIATES**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1330 AVENUE OF THE AMERICAS, 33RD FLOOR
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	**212-668-8700**	**msilvestro@acisecure.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC

(Name – if individual, state last, first, and middle name)

325 N. St. Paul Street, Suite 3100 Dallas	TX	75201
(Address) (City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, David Achzet _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J.V. DELANEY & ASSOCIATES _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MONIQUE ROMERO
NOTARY PUBLIC, STATE OF NEW YORK
No. 01RO6308967
Qualified in New York County
My Commission Expires 8/4/2026

Signature: _David F Achzet_

Title: CEO

Monique Romero
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



JVDA LLC DBA J.V. Delaney & Associates

Financial Statements and Supplemental Schedules With

Report of Independent Registered Public Accounting Firm and Exemption Report With

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2024

JVDA LLC DBA J.V. Delaney & Associates

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
JDVA LLC DBA J.V. Delaney & Associates

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of JDVA LLC DBA J.V. Delaney & Associates (the Company) as of December 31, 2024, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

This is the initial year we have served as the Company's auditor.

Dallas, Texas
January 21, 2025

JVDA LLC DBA J.V. Delaney & Associates
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS		
Cash	$	840,977
TOTAL ASSETS	$	840,977
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable	$	-
TOTAL LIABILITIES	$	-
MEMBERS' EQUITY		840,977
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	840,977

See accompanying notes to financial statements

JVDA LLC DBA J.V. Delaney & Associates
STATEMENT OF INCOME

REVENUES:

	-
TOTAL REVENUES	-

OPERATING EXPENSES:

Professional Fees	38
Regulatory Fees	1,570
Dues and Subscriptions	2,202
Technology and communications	2,359
Offce Expenses	2,000
Marketing	145
Other Expenses	564
TOTAL OPERATING EXPENSES	8,878
NET LOSS	$ (8,878)

JVDA LLC DBA J.V. Delaney & Associates
STATEMENT OF CHANGES IN MEMBERS' EQUITY

MEMBERS' EQUITY, January 1, 2024	9,254
Capital Contributions	840,600
Net loss	(8,878)
MEMBERS' EQUITY, DECEMBER 31, 2024	$ 840,977

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(8,878)
Adjustments to reconcile net income to net cash		
used in operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable		-
Increase (decrease) in operating liabilities:		
Accrued Expenses		(1,894)
Net cash used in operating activities		(10,772)

CASH FLOWS FROM FINANCING ACTIVITIES:

Members' contributions		840,600
Net cash provided by financing activities		840,600

NET INCREASE IN CASH		829,828
CASH AT BEGINNING OF THE PERIOD		11,149
CASH AT END OF THE PERIOD	$	840,977

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:		
Income taxes	$	-

See accompanying notes to financial statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

J.V. Delaney & Associates a sole proprietorship (owner) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Agency ("FINRA"). The sole proprietorship acts as an investment banker and financial advisor to public and private companies. In May 2023, NDA, LLC, a single-member limited liability company, was formed in Delaware by the owner, Joseph Vincent Delaney. The LLC assumed substantially all assets and liabilities of J.V. Delaney & Associates and continued to do business as J.V. Delaney & Associates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Cash

Cash consists of funds maintained in a checking account held at financial institutions.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. An allowance for doubtful accounts was not required at December 31, 2024. There was no bad debt expense for the year ended December 31, 2024.

Revenue and Expense Recognition

ASC 606

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue and Expense Recognition (Continued)

ASC Topic 606, Revenue from Contracts with Customers (continued)

Revenue

For the year ended December 31, 2024, there was no revenue to either recognize or defer.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes
Income Taxes - J.V. Delaney & Associates is a disregarded entity for income tax purposes and, accordingly, income or loss of the single-member LLC would be treated as the sole member's individual income or loss.

Uncertain Tax Positions
The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Positions"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Uncertain Tax Positions, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the year ended December 31, 2024, and does not expect any material adjustments to be made.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities Exchange Act of 1934 ("SEA") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $840,977 which was $835,977 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0118 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2024, the amount in excess of insured limits of $250,000 was $586,570.

NOTE 5 – SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results, using net income that is also reported on the income statement as net income. There are no reconciling items to the income statement. The measurement of segment assets is reported on the balance sheet as total assets. The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as to pay distributions to the Parent. The Company's CODM is the CEO. All of the Company's customers are based in the United States. The Company derived 99% of its revenue from one client. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

NOTE 6 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 7 – COMMITMENTS AND CONTINGENCIES:

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2024, or during the year then ended.

NOTE 8 – SUBSEQUENT EVENTS:

The Company has evaluated events and transactions that occurred through the date which financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The Company has determined that there were no events which took place that would have a material impact on its financial statements.

JVDA LLC DBA J.V. Delaney & Associates
SUPPLEMENTARY INFORMATION
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SECURITIES EXCHANGE ACT OF 1934

COMPUTATION OF NET CAPITAL

TOTAL MEMBERS' EQUITY	$	840,977
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		-
NET CAPITAL	$	840,977

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS		
Accounts payable and other liabilities	$	-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

COMPUTED MINIMUM NET CAPITAL REQUIRED (THE GREATER OF	$	-
$5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS)	$	5,000
EXCESS OF NET CAPITAL	$	835,977
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0118 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the

See accompanying report of independent registered public accounting firm.

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

See accompanying report of independent registered public accounting firm.



Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
JDVA LLC DBA J.V. Delaney & Associates

We have reviewed management's statements, included in the accompanying Exemption Report, in which JDVA LLC DBA J.V. Delaney & Associates (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company did not conduct any securities business throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company did not conduct any securities business and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
January 21, 2025

JDVA, LLC DBA J.V. Delaney & Associates Exemption Report

JDVA, LLC DBA J.V. Delaney & Associates (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company did not conduct any securities business during the period.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, David E. Achzet, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

David E. Achzet, Chief Executive Officer

Date of Report: January 17, 2025